SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GenCorp Inc.
(Name of Subject Company and Filing Persons (Issuer))

2¼% Convertible Subordinated Debentures due 2024
(Title of Class of Securities)

368682 AL 4
(CUSIP Number of Class of Securities)

Kathleen E. Redd
Vice President, Chief Financial Officer and Secretary
Highway 50 and Aerojet Road
Rancho Cordova, CA 95742
(916) 355-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Steve Wolosky, Esq.
Jeffrey S. Spindler, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, NY 10022-1106
(212) 451-2300

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$46,633,568.44	$5,344.21

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the repurchase of all outstanding 2¼% Convertible Subordinated Debentures due 2024 for the principal amount outstanding plus accrued and unpaid interest to but excluding November 20, 2010.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,344.21		Filing Party: GenCorp Inc.
Form or Registration No.: Schedule TO		Date Filed: October 24, 2011

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 is an amendment to the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by GenCorp Inc. (the “Company”) with respect to the right of each holder (each a “Holder”) of the Company’s 2¼% Convertible Subordinated Debentures due 2024 (the “Debentures”) to require the Company to repurchase all or a portion of its Debentures on November 21, 2011, as set forth in the Company Repurchase Notice to Holders of Debentures, dated October 24, 2011 (the “Company Repurchase Notice”) and the Supplement to the Company Repurchase Notice to Holders of Debentures, dated November 3, 2011 (the “Supplement”), and the related notice materials filed as exhibits to the Schedule TO (which Company Repurchase Notice, Supplement and related notice materials collectively constitute the “Notice Documents”).

This Amendment No. 2 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

This Amendment No. 2 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4.  Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The right of Holders to surrender their Debentures for purchase (the “Option”) by the Company pursuant to the Notice Documents expired at 12:00 midnight, New York City time, at the end of November 21, 2011.  The Company has been advised by The Bank of New York Mellon Trust Company, N.A. (the “Paying Agent”) that $46,368,000 aggregate principal amount of the Debentures were validly surrendered for purchase and not withdrawn prior to the expiration of the Option.  The Company has accepted all such Debentures for payment.  The Company has delivered the aggregate purchase price of $46,382,490 for the accepted Debentures, which includes accrued and unpaid interest, to, but not including, November 20, 2011, to the Paying Agent for distribution to the Holders.  Following the Company’s purchase of the Debentures pursuant to the Option, $251,000 in aggregate principal amount of the Debentures remains outstanding.

Item 12.  Exhibits.

Exhibit Number	Description
(a)(1)(A)
Company Repurchase Notice to Holders of 2¼% Convertible Subordinated Debentures due 2024, dated October 24, 2011 was filed as Exhibit (a)(1) to GenCorp Inc.’s Schedule TO dated October 24, 2011 (File No. 005-16268), and is incorporated herein by reference.

(a)(1)(B)
Supplement to Company Repurchase Notice to Holders of 2¼% Convertible Subordinated Debentures due 2024, dated November 3, 2011 was filed as Exhibit (a)(1)(B) to GenCorp Inc.’s Amendment No. 1 to Schedule TO dated November 3, 2011 (File No. 005-16268), and is incorporated herein by reference.

(a)(5)	Press release issued on October 24, 2011 was filed as Exhibit (a)(5) to GenCorp Inc.’s Schedule TO dated October 24, 2011 (File No. 005-16268), and is incorporated herein by reference.
(b)	Not applicable.
(d)(1)
Indenture, dated as of November 23, 2004, between GenCorp Inc. and The Bank of New York Trust Company, N.A., as trustee relating to GenCorp Inc.’s 2¼% Convertible Subordinated Debentures due 2024 was filed as Exhibit 4.01 to GenCorp Inc.’s Current Report on Form 8-K/A dated November 23, 2004 and filed on December 1, 2004 (File No. 1-1520), and is incorporated herein by reference.

(g)	Not applicable.
(h)	Not applicable.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2011	GENCORP INC.

	By:	/s/ Kathleen E. Redd
		Name:	Kathleen E. Redd
		Title:	Vice President, Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)
Company Repurchase Notice to Holders of 2¼% Convertible Subordinated Debentures due 2024, dated October 24, 2011 was filed as Exhibit (a)(1) to GenCorp Inc.’s Schedule TO dated October 24, 2011 (File No. 005-16268), and is incorporated herein by reference.

(a)(1)(B)
Supplement to Company Repurchase Notice to Holders of 2¼% Convertible Subordinated Debentures due 2024, dated November 3, 2011 was filed as Exhibit (a)(1)(B) to GenCorp Inc.’s Amendment No. 1 to Schedule TO dated November 3, 2011 (File No. 005-16268), and is incorporated herein by reference.

(a)(5)	Press release issued on October 24, 2011 was filed as Exhibit (a)(5) to GenCorp Inc.’s Schedule TO dated October 24, 2011 (File No. 005-16268), and is incorporated herein by reference.
(b)	Not applicable.
(d)(1)
Indenture, dated as of November 23, 2004, between GenCorp Inc. and The Bank of New York Trust Company, N.A., as trustee relating to GenCorp Inc.’s 2¼% Convertible Subordinated Debentures due 2024 was filed as Exhibit 4.01 to GenCorp Inc.’s Current Report on Form 8-K/A dated November 23, 2004 and filed on December 1, 2004 (File No. 1-1520), and is incorporated herein by reference.

(g)	Not applicable.
(h)	Not applicable.